Exhibit 99.1

Sapiens Joins Forces with LifeScore Labs to Innovate Life Insurance Underwriting

Partnership will bring machine learning models to life insurers’ mortality risk assessment, boosting accuracy and reducing underwriting costs

December 3, 2020 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today a partnership with LifeScore Labs, a wholly owned insurtech subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual), to offer life insurers advanced machine learning capabilities for more accurate risk assessment and underwriting.

Through a seamless integration with Sapiens Underwriting Pro, carriers can receive an instant assessment of mortality risk on their applicants using two different scoring models – LifeScore Med360℠, which calculates mortality risk based on 49 applicant-specific data points including a medical exam, and LifeScore Fluidless℠, which assesses risk utilizing self-reported applicant information together with credit and public records.

Machine learning models can offer a more accurate and precise means of gauging mortality risk than traditional methods. The automation provided by LifeScore Labs improves risk assessment, reduces underwriting costs and improves efficiency while delivering a better customer experience.

“ML, AI and big data are transforming insurance underwriting as we know it,” said Roni Al-Dor, President and CEO at Sapiens. “With its team of more than 40 data scientists and more than 1.5 million application records dating back 20 years, LifeScore Labs and MassMutual have the expertise and capabilities needed to drive this transformation, making them ideal partners in our quest to make life insurance more efficient, tech-savvy and customer-friendly.”

In addition to reams of historical application records, LifeScore Labs’ machine learning models also incorporate more than 1.2 million records with appended credit and public records data, as well as more than 23,000 observed deaths.

Through the Sapiens-LifeScore Labs partnership, insurers will have access to a suite of features available through Sapiens UnderwritingPro platform, a web-based solution for automated underwriting and new business case management designed to streamline insurer workflows and reduce time to issue and policy acquisition costs. Sapiens UnderwritingPro provides a complete Straight-Through Processing (STP) underwriting environment with its intuitive user interface, real-time dashboard, sophisticated rules engine, and advanced workflow and analytics. The robust digital solution facilitates the drive for insurers to move toward “fluidless” underwriting experiences with minimal or no human intervention.

“To successfully compete in a fast-evolving market, life insurers need best-in-class automation technology, robust data capabilities, a granular understanding of risk and the agility to adapt to changing customer needs – and that’s precisely what the synergistic partnership between Sapiens and LifeScore Labs will offer,” said Michael Gallary, COO, LifeScore Labs.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Sapiens Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

About LifeScore Labs, LLC

LifeScore Labs, LLC (LifeScore Labs), a wholly owned subsidiary of MassMutual, was established in 2017 to bring to market selected intellectual property created by MassMutual’s Data Science team. LifeScore Labs delivers a toolkit of data-driven risk-scoring models that make underwriting more efficient while generating results that are easier to interpret for both insurers and consumers. For more information on LifeScore Labs, visit www.lifescorelabs.com.

LifeScore Labs Media Contact

Chelsea Haraty

413-744-4062

chelseaharaty@massmutual.com